Exhibit 7(d)

                                                              January 13, 2000

HIGHLY CONFIDENTIAL
-------------------

Mr. Bart McLean
Partner
Cravey, Green & Wahlen
Twelve Piedmont Center, Suite 210
Atlanta, GA 30305

Dear Bart:

On behalf of J. H. Whitney & Co. ("J. H. Whitney" or "Whitney") we would like to thank you for your time and consideration as we work together to structure an investment in Cameron Ashley Building Products, Inc. (together with its subsidiaries, "CABP" or the "Company"). We are enthusiastic about the possibility of partnering with CGW Southeast Partners IV, L.P. ("CGW") and the management team to make an investment in CABP.

COMMITMENT
----------

WMF is pleased to commit $55 million of senior subordinated notes (the "Notes") based on the terms and conditions outlined in this letter and in Attachment A. This commitment shall terminate on March 31, 2000 unless otherwise extended in writing by WMF.


SOURCES AND USES
----------------

We understand that the sources and uses for the proposed transaction would be as follows, subject to seasonal swings:


(DOLLARS IN MILLIONS):

SOURCES                                  USES
---------------------------------------  ---------------------------------------
NEW REVOLVER (A)                $138.6   PURCHASE CABP EQUITY            $134.5
TERM LOAN                         65.0   REFINANCE EXISTING DEBT          162.1
SENIOR SUBORDINATED NOTES         55.0   FEES AND EXPENSES                 17.0
COMMON EQUITY                     55.0
                          -------------                            -------------
TOTAL SOURCES                   $313.6   TOTAL USES                      $313.6
                          =============                            =============
(a)      $225.0 million committed facility at closing.

We understand the senior debt financing will be led by Fleet, and has the following key terms: $225 million revolver (5 year maturity, Libor + 275 bps); $65 million term loan (6 year maturity, Libor + 325bp); $25 million Capital Expenditures facility (5 year maturity, Libor + 325bps). Borrowings outstanding under the revolver at closing are expected to be approximately $140 million.

OWNERSHIP SUMMARY
-----------------

The expected ownership of the Company at closing will be as follows:

          PRO FORMA FULLY DILUTED OWNERSHIP
------------------------------------------------------
CGW & PROSPECTIVE CO-INVESTORS                  96.0%
WMF                                              4.0%
                                         -------------
Total Ownership                                100.0%
                                           =============
NOTE: WE EXPECT A MANAGEMENT OPTION PLAN TO BE IN PLACE AT CLOSE, WHICH WILL NOT
      DILUTE THE WMF OWNERSHIP.


CONDITIONS TO CLOSING
---------------------

The following describes the conditions to funding the Notes:

o DUE DILIGENCE. Our definitive offer and our entering into detailed definitive documents for this transaction are conditioned upon the completion of our business, financial, legal, regulatory, tax and accounting due diligence, the results of which must be to our satisfaction. Specifically, we expect this to include, but not be limited to:

     1.  Legal due diligence, including environmental and tax due diligence.

     2.  Key customer calls.

     3.  Key supplier calls.

     4. Personal reference checks and background checks on the senior management team.

     5. A detailed review of PriceWaterhouseCoopers' ("PWC") accounting due diligence findings. WMF will have the right to expand the scope of PWC's work as it deems necessary; the cost of such additional work will not exceed $25,000 unless otherwise approved by CGW, such approval not to be unreasonably withheld. PWC will be available to discuss its work with both the WMF and potential assignees of the Notes.

     6. A detailed discussion/meeting with Nathan Gordon, the CEO of Buildnet.com.


o MATERIAL ADVERSE CHANGE. There shall exist no change which could have a material adverse impact on the Company's business, condition (financial or otherwise), value, prospects or assets since December 15, 1999.


o MATERIAL MISSTATEMENTS. There shall exist no material misstatements in or omissions from the materials which have previously been furnished in writing to us for our review, when taken as whole and in light of the circumstances in which such materials are presented.


o CONDUCT OF BUSINESS. Prior to closing, the Company will conduct its business only in the normal course. In addition, the Company's shareholders will do nothing, which could impair the value of its business, and there will be no extraordinary payments, transactions, dividends or bonuses made without the written consent of WMF.

o DOCUMENTATION. Our proposal is conditioned upon satisfactory completion and adoption of amendments to the Company's by-laws and certificate of incorporation, and satisfactory negotiation and execution of detailed definitive purchase, shareholder and other agreements necessary to provide WMF with the rights described in this letter, in each case in form and substance satisfactory to us.


o ACCESS. JHW will have adequate access to the Company's books, records, and personnel for the purpose of conducting a thorough due diligence investigation, and JHW and CGW agree to negotiate promptly, continuously, and in good faith up to and including the closing date.

o AUTHORIZATIONS; CONSENTS. All applicable third party consents and government authorizations, if any, shall have been obtained.

o    OTHER CONDITIONS.

     - CGW and prospective co-investors will complete the acquisition of CABP on terms and conditions acceptable to WMF.

     - CGW and prospective co-investors will lead a common equity investment of at least $55.0 million, of which at least $2.0 million will be invested by management.

     - The management team led by Ronald Ross will remain in place.

     - The Company generated EBITDA of $54.7 million (including $2.9 million of add-backs relating to the CARE project and the discontinuation of Cameron Ashley Financial Services) for the trailing twelve months ended October 31, 1999.

     - Upon closing, senior financing of at least $315 million shall be in place with unused availability under the revolver acceptable to WMF. Such senior financing shall be on terms acceptable to WMF, including scheduled amortization of no more than $7.5 million in loan year 1, $10 million in loan year 2, and $12.5 million in loan year 3 and thereafter and subordination terms shall be acceptable to WMF.

     - CGW and management will agree to assist and cooperate with the syndication of the Notes, as reasonably requested by WMF.

COSTS & EXPENSES
----------------

By execution of this letter, CGW agrees to pay all costs, fees and expenses (including, without limitation, all legal fees and disbursements) incurred or to be incurred by J. H. Whitney & Co. and/or WMF in connection with the examination, review, documentation, and/or closing of this transaction, assuming WMF is prepared to fund the Notes substantially on the terms herein, whether or not this transaction ultimately closes.

EXCLUSIVITY
-----------

By signing this letter you agree that you will deal exclusively with J.H. Whitney & Co. and WMF on this transaction and will end discussions with all other potential subordinated debt and mezzanine investors in the Company (other than potential participants in the Notes) beginning on the date you countersign this agreement and continuing through March 31, 2000 (the "Exclusivity Period"). J.H. Whitney & Co., WMF and their affiliates will be granted access to the Company's books, records and personnel for the purpose of conducting a thorough due diligence investigation, and J.H. Whitney & Co., WMF and CGW agree to negotiate promptly, continuously and in good faith up to and including the closing date. If the transaction proposed herein is closed within one year from the end of the Exclusivity Period, without WMF financing, and the WMF is prepared to consummate the proposed financing on substantially the same terms set forth herein, then an Opportunity Cost Fee of $500,000 will be paid to J.H.Whitney & Co. by the undersigned.

INDEMNIFICATION
---------------

By executing this letter, CGW agrees, regardless of whether or not the Transaction is ultimately completed, to indemnify and hold harmless WMF, J. H. Whitney & Co., their respective affiliates and each of their respective partners, officers, directors, representatives, employees and agents, from and against all and any losses, claims, damages, and liabilities resulting from or arising out of: (i) any breaches of this letter by CGW, or (ii) any litigation, investigation or proceeding initiated or brought by any third party (other than any affiliate, partner, officer, director, agent, employee or representative of WMF or J. H. Whitney) relating hereto or thereto, and to reimburse upon demand each of such indemnified parties currently and from time to time for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not apply to any losses, claims, damages, liabilities or related expenses to the extent a court of competent jurisdiction shall have determined in a final judgment that is not subject to further appeal that the foregoing shall have resulted from the willful misconduct or gross negligence of any indemnified party. CGW will be relieved of its obligation under the "Indemnification"
section if, in connection with the closing of the Transaction, the Company assumes all such obligations of CGW on terms reasonably acceptable to WMF and J.H. Whitney & Co.

PUBLIC DISCLOSURE
-----------------

J.H. Whitney, WMF and CGW jointly will agree on the timing and content of any disclosure relating to WMF's investment in the Company prior to its initial public dissemination, and no such disclosure shall be made without our consent. Prior to any such dissemination, our identity and interest in the Company shall not be disclosed by CGW or any of its prospective co-investors or advisors.

TIMING / NEXT STEPS
-------------------

This letter constitutes a commitment based on information that we have received to date with respect to our potential investment in the Company. We are prepared to dedicate our firm's resources and to move forward quickly towards finalizing a WMF investment alongside the proposed equity investment by CGW and prospective co-investors.

EXPIRATION OF J. H. WHITNEY'S COMMITMENT
----------------------------------------

This letter will expire at 5:00 p.m. on January 14, 2000, unless this letter has been agreed to, accepted and executed by CGW and received by the undersigned care of J.H. Whitney at the address set forth above. This letter shall be governed by and construed in accordance with the laws of the state of New York (without regard to principles or conflicts of law).

                                   ***********

The entire J. H. Whitney partnership is enthusiastic about partnering with Cravey, Green & Wahlen on this potential investment in Cameron Ashley Building Products, Inc.

                                          Very truly yours,

/s/ Joseph D. Carrabino, Jr.    /s/ Elise T. Chowdhry    /s/ David E. Kroin

JOSEPH D. CARRABINO, JR.        ELISE T. CHOWDHRY        DAVID E. KROIN
GENERAL PARTNER                 VICE PRESIDENT           SENIOR ASSOCIATE


Agreed to and Accepted by:

CRAVEY, GREEN & WAHLEN


By: /s/ Bart A. McLean                      Date: 1/13/00
    ----------------------------------           ------------------------

Title: partner
       -------------------------------

                                                                ATTACHMENT A

                       SENIOR SUBORDINATED DEBT TERM SHEET

Issuer: Cameron Ashley Building Products, Inc. ("CABP" or the "Company"). Assumed to be same issuer as under the Senior Credit Facility.

Purchaser:                        J.H. Whitney Mezzanine Fund, L.P. ("WMF" or
                                  the "Purchaser"). The Purchaser expects to syndicate, assign or sell a portion of the Notes.

Issue:                            Senior Subordinated Notes (the "Notes").

Amount of Issue:                  US $55.0 million.

Targeted Closing Date:            To be determined, but expected to be around
                                  March 15, 2000

Purchase Price:                   100% of the Face Amount ("Par").

Maturity/Term:                    Eight years from the closing date.

Amortization:                     Bullet payment at Maturity.

Interest Rate:                    The Notes will bear interest at a fixed annual
                                  interest rate equal to fifteen percent
                                  (15.0%), payable each calendar quarter in arrears, of which thirteen percent (13.0%)
                                  will be paid in cash and two percent (2.0%) will be paid-in-kind or compounded quarterly at the Interest Rate and paid upon the earlier of the Maturity or upon a Liquidity Event (as hereinafter defined).

Subordination:                    The Notes will be subordinated in payment to
                                  the Company's Senior Indebtedness.
                                  Subordination language satisfactory to WMF will be negotiated with the Senior Lenders.
                                  The Notes will be senior to all existing and future subordinated debt and seller debt.


Guarantees:                       To be determined based upon Senior Credit
                                  Facility.

Board of Directors:               WMF will be entitled to Board observation
                                  rights. The Board of Directors will have no fewer than 4 quarterly meetings annually.


Documentation:                    Documentation will contain such terms,
                                  conditions, representations, warranties, reporting requirements, covenants, including financial covenants, customary for investments of this type, and subordination terms as WMF or its affiliates may require.

                                                                ATTACHMENT A

                       SENIOR SUBORDINATED DEBT TERM SHEET

Financial and Other Covenants:    Customary for transactions of this type,
                                  including but not be limited to quarterly tests of: interest and fixed charge coverage ratio; leverage ratio and capital expenditure limitations; limitation on total indebtedness;
                                  limitation on sale or merger of business; and other provisions and negative covenants which measure and protect the creditworthiness of the Company.

Events of Default:                Customary Events of Default will include but
                                  are not limited to: (i) failure to pay
                                  interest or principal when due and payable;
                                  (ii) failure to comply with the applicable
                                  Purchase Agreements including violation of covenants; (iii) failure to discharge material judgments; (iv) bankruptcy or insolvency.

Optional Prepayment:              The Notes may be prepaid in any Loan Year
                                  following the closing in accordance with the schedule below and at the following redemption prices (expressed in percentages of principal amount to be prepaid), plus accrued interest to the date of the prepayment:

                                  Loan Year (1)             Redemption Price
                                  --------------            ----------------
                                  2000                               105.0%
                                  2001                               103.0%
                                  2002                               102.0%
                                  2003                               101.0%
                                  2004 and thereafter                100.0%

                                  (1) YEAR 2000 BEGINS ON THE CLOSING DATE; EACH
                                      SUBSEQUENT YEAR BEGINS ON THE ANNIVERSARY
                                      DATE OF THE CLOSING.


Mandatory Repayment:              WMF will have the right to repayment upon a
                                  Liquidity Event (defined as a liquidation, winding up, change of control merger, sale of all or substantially all of the assets of the Company or an initial public offering
                                  ("IPO")). Redemptions under this clause will be at the prices set forth above under the optional prepayment clause, except in the case of a sale of all or substantially all of the assets of the Company or an IPO of the Company, in which case redemption will be at 101.0% through Loan Year 2003.

                                                                ATTACHMENT A

                       SENIOR SUBORDINATED DEBT TERM SHEET

Warrants or Equivalent Shares:    At the closing of this transaction, the
                                  Purchaser will receive detachable warrants or other securities which provide an equivalent equity value in the Company (the "Warrants") to acquire four percent (4.0%) of the fully diluted stock or value in the Company at closing. The Warrants will have a nominal exercise price and will include a cashless exercise feature. WMF will receive S-3 and piggyback registration rights, tag along/co-sale, pre-emptive and anti-dilution provisions satisfactory to WMF. In addition, WMF will grant drag-along rights to the issuer.



Conditions to Closing:            Conditions to closing are outlined in the
                                  attached letter dated January 13, 2000.

                                        3